UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

79 New Oxford Street, London, WC1A 1DG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

 Issued: 13 June 2025, London UK

GSK's RSV vaccine, Arexvy, accepted for regulatory review by the European Medicines Agency to expand use in adults 18 years and older

●     Regulatory decision anticipated H1 2026

GSK plc (LSE/NYSE: GSK) today announced that the European Medicines Agency (EMA) has accepted the company's regulatory application to expand the use of its adjuvanted recombinant respiratory syncytial virus (RSV) vaccine to include adults from 18 years of age. Arexvy was the first RSV vaccine approved in the European Economic Area for the prevention of lower respiratory tract disease (LRTD) caused by RSV in adults aged 60 and older, and for those aged 50-59 years who are at increased risk for RSV disease.

RSV is a common contagious virus affecting the lungs and breathing passages and impacts an estimated 64 million people of all ages globally every year.1 RSV can exacerbate certain medical conditions, and lead to severe illness resulting in hospitalisation and even death.2 3 4

A European regulatory decision on this submission is anticipated in H1 2026. GSK is continuing to seek expanded indications for its RSV vaccine in other geographies including the US and Japan.

About GSK's RSV vaccine
Respiratory Syncytial Virus Vaccine, Adjuvanted, contains recombinant RSV glycoprotein F stabilised in the prefusion conformation (RSVPreF3). This antigen is combined with GSK's proprietary AS01E adjuvant.

The use of this vaccine should be in accordance with official recommendations. As with any vaccine, a protective immune response may not be elicited in all vaccinees.

The vaccine has been approved for the prevention of RSV-LRTD in individuals 60 years of age and older in more than 60 countries. In addition, it is approved for use in individuals aged 50-59 who are at increased risk due to certain underlying medical conditions in more than 50 markets, including the US, Japan and Europe.

Please refer to the updated Product Information (PI) for important dosage, administration, and safety information in Europe at this link: http://www.ema.europa.eu/medicines/human//EPAR/arexvy

The GSK proprietary AS01 adjuvant system contains STIMULON QS-21 adjuvant licensed from Antigenics Inc, a wholly owned subsidiary of Agenus Inc. STIMULON is a trademark of SaponiQx Inc., a subsidiary of Agenus.

About RSV in adults
RSV is a common contagious virus affecting the lungs and breathing passages, and impacts an estimated 64 million people of all ages globally every year.1 Adults can be at increased risk for RSV disease due to certain comorbidities, immune compromised status, or advanced age.4 RSV can exacerbate conditions, including COPD, asthma, and chronic heart failure and can lead to severe outcomes, such as pneumonia, hospitalisation, and death.4

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at gsk.com.

GSK enquiries
Media:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Simon Moore	+44 (0) 20 8047 5502	(London)

Investor Relations:	Constantin Fest	+44 (0) 7831 826525	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Steph Mountifield	+44 (0) 7796 707505	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 3126	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in the "Risk Factors" section in GSK's Annual Report on Form 20-F for 2024, and GSK's Q1 Results for 2025.

Registered in England & Wales:
No. 3888792

Registered Office:
79 New Oxford Street
London
WC1A 1DG

Notes:
*The European Medicines Agency reviews medicines for European Union member states, as well as in the European Economic Area (EEA) countries Iceland, Norway and Liechtenstein.

References:
1.     National Institute of Allergy and Infectious Diseases, Respiratory Syncytial Virus (RSV). Available at: https://www.niaid.nih.gov/diseases-conditions/respiratory-syncytial-virus-rsv. Accessed June 2025
2.     Osei-Yeboah R, et al. Estimation of the Number of Respiratory Syncytial Virus-Associated Hospitalizations in Adults in the European Union. J Infect Dis 2023 May 29;228(11):1539-1548. doi: 10.1093/infdis/jiad189
3.     Atamna A, Babich T, Froimovici D, Yahav D, Sorek N, Ben-Zvi H, Leibovici L, Bishara J, Avni T. Morbidity and mortality of respiratory syncytial virus infection in hospitalized adults: Comparison with seasonal influenza. Int J Infect Dis. 2021 Feb;103:489-493. doi: 10.1016/j.ijid.2020.11.185.
4.     Falsey, AR et al. Respiratory syncytial virus infection in elderly and high-risk adults, in New Engl J Med 2005; 352:1749-59. doi: 10.1056/NEJMoa043951

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: June 13, 2025

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc